UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

Report of Independent Registered Public Accounting Firm
The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Williams Investment Plus Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of The Williams Investment Plus Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s Administrative Committee. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/Ernst & Young LLP
Tulsa, Oklahoma
June 1, 2016

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	2015	2014
Assets:
Investments (at fair value)	$1,167,811,786	$1,187,326,453
Notes receivable from participants	23,277,897	21,264,264
Due from brokers	27,075	203,043
Due from Fidelity Management Trust Company	283,061	75,000
Noninterest-bearing cash	—	6,169

Total assets (at fair value)	1,191,399,819	1,208,874,929

Liabilities:
Accrued liabilities	(119,975)	—

Total liabilities	(119,975)	—

Net assets available for benefits	$1,191,279,844	$1,208,874,929

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2015

Additions to net assets:
Contributions:
Participant	$57,389,948
Employer	36,686,771
Rollovers	9,319,624
Total contributions	103,396,343

Net investment income (loss):
Net decrease in fair value of investments	(62,950,222)
Dividends	58,349,619
Interest	34,756
Investment expenses	(198,020)
Total net investment loss	(4,763,867)

Interest income on notes receivable from participants	964,725
Revenue credit	973,618

Total additions to net assets	100,570,819

Deductions from net assets:
Withdrawals	(117,602,959)
Administrative expenses	(428,246)
Dividend distributions	(134,699)

Total deductions from net assets	(118,165,904)

Net decrease during the year	(17,595,085)

Net assets available for benefits at beginning of year	1,208,874,929

Net assets available for benefits at end of year	$1,191,279,844

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1--Description of plan

The information included below regarding The Williams Investment Plus Plan (the “Plan”) provides only a general description of the Plan. Participants should refer to the Plan document, as amended and restated, and Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc., and its participating subsidiaries (collectively, “Williams” or “Employer”), excluding employees represented by certain collective bargaining agreements and certain other employees, as provided in the Plan. A small amount of the Plan is an employee stock ownership plan (“ESOP”) and includes shares of Williams common stock held in the Transtock and Williams Companies Employee Stock Ownership Plan (“WESOP”) Accounts, as defined in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is intended to constitute a plan described in Section 404(c) of ERISA and Title 29 of the Code of Federal Regulations Section 2550.404c-1, and the fiduciaries of the Plan may be relieved of liability for any losses that are the direct and necessary result of investment instructions given by a participant or beneficiary.

Administration

The Administrative Committee is the Plan administrator. The Investment Committee has the responsibility to monitor the performance of the trustee, investment funds and investment managers, and select, remove, and replace the trustee, any investment fund and any investment manager. The Benefits Committee has the authority and responsibility with respect to overriding the terms of the Plan which require the availability of common stock issued by The Williams Companies, Inc. The Benefits Committee, in its settlor capacity, may amend the Plan, provided it is a nonmaterial amendment as detailed in the Plan. Fidelity Management Trust Company (“FMTC”) is the trustee and record keeper. Additionally, Fidelity Investments Institutional Operations Company, Inc., provides certain other record keeping services for the Plan.

Plan Merger
Following Williams’ 2014 acquisition of certain interests in Access Midstream Partners, L.P. (“ACMP”) and Access Midstream Partners GP, L.L.C. (“ACMP GP”), the Compensation Committee of Williams approved accepting sponsorship and the merger of the Access Midstream Partners GP, LLC 401(k) Savings Plan (“ACMP 401(k) Plan”) into the Plan effective December 31, 2014. The net assets transferred from the ACMP 401(k) Plan to the Plan were reflected in 2014. Former

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

employees of ACMP GP became Williams employees eligible for plan participation effective January 1, 2015, and were credited with prior service for vesting purposes under the Plan.

Contributions

Each eligible participant has an Employee Contribution Account, consisting primarily of, as applicable, an After-Tax Contributions Account, a Pre-Tax Account, a Roth Account, a Catchup Account, and a Rollover Contribution Account. Additionally, as applicable, each eligible participant has an Employer Contribution Account, consisting primarily of an Employer Matching Contribution Account and an Employer Cash Contribution Account. Certain participants may also have additional contribution accounts, as applicable.

The Pre-Tax Account is made up of amounts contributed from the participant’s pre-tax compensation. Each eligible employee participant may contribute from 1 percent to a maximum of 50 percent of their eligible compensation per pay period. The maximum percentage Highly Compensated Employees may contribute is generally a lower percentage as approved by the Administrative Committee. The maximum pre-tax contribution percentage is subject to periodic adjustment in order to meet discrimination testing requirements and certain annual maximum statutory limits imposed by the Internal Revenue Service (“IRS”). The Employer will contribute an amount equal to 100 percent of each participant’s contribution per pay period up to a maximum of 6 percent of their eligible compensation. In addition, the Plan allows for discretionary Employer contributions. No such discretionary Employer contributions were made in 2015.

Effective January 1, 2015, the Plan allows participants to elect to contribute after-tax contributions to the Plan through Roth 401(k) contributions. Additionally, effective January 1, 2015, the Plan includes an automatic enrollment feature. Eligible participants who do not make an affirmative election to contribute or an affirmative election not to contribute within 60 days of hire will be automatically enrolled in the Plan. If automatically enrolled, 3 percent of the participant’s eligible compensation will be withheld on a pre-tax basis and will be invested in the default investment option designated by the Investment Committee. The participant has the right to change the contribution percentage, elect to discontinue contributions to the Plan, or make investment changes at any time.

Participants may elect to invest in various investment options, including a self-directed brokerage fund, provided they allocate their contribution in multiples of 1 percent and subject to certain other restrictions. A participant may change their investment election at any time. Participants may also exchange or rebalance any investment in their Plan account in accordance with the Plan’s investment provisions.

The Plan does not allow participants’ contributions, including employer and employee contributions, loan payments, and rollovers to be made or invested in shares of Williams common stock. A small amount of Williams common stock continues to be held in the Transtock and WESOP Accounts within the Plan’s Legacy WMB Stock Fund. Dividend payments on Williams common

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

stock not passed through to the participant continue to be reinvested in additional shares of Williams common stock until the participant elects to receive such dividends in cash. Additionally, with the merger of the ACMP 401(k) Plan, funds comprising common stock of Chesapeake Energy Company and Seventy Seven Energy Inc., former affiliates of ACMP, were transferred to the Plan. These funds are closed to new investments, including contributions and exchanges. Dividend payments on the Chesapeake Energy Company and Seventy Seven Energy Inc. common stock are reinvested in additional shares of the respective common stock.

Vesting

Participants have a nonforfeitable vested interest in the current fair value of the assets purchased with their contributions. Eligible participants become 20 percent vested in the employer contributions made on their behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, and participants become 100 percent vested upon five years of service. In addition, a participant may become totally vested in their account by reason of their death, total and permanent disability, attainment of age 65, eligibility to receive early retirement benefits under a pension plan of Williams, reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants that have an involuntary termination of employment as a result of such sale are also 100 percent vested.

Generally, the payment of benefits under the Plan shall be made in cash. However, with respect to amounts held in the Plan’s common stock funds, the participant may request payment of benefits under the Plan in common stock of Williams, Chesapeake Energy Company, or Seventy Seven Energy Inc., with the balance paid in cash.

Employer contributions that are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent job elimination or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions and payment of Plan expenses.

Distributions and in-service withdrawals

Participants are entitled to receive the vested portion of their account when they cease to be an employee of Williams for any reason including retirement. Upon termination of service, a participant has distribution options available as outlined in the Plan.

Eligible employee participants may request a partial withdrawal from the Plan of their After-Tax Rollover Account, Rollover Contribution Account, Roth Rollover Contribution Account, and a portion, as defined in the Plan document, of their Prior Plans After-Tax Account. Eligible employee participants may make two such withdrawals during any Plan year and are not suspended from participation in the Plan following such a withdrawal. Outstanding loans will reduce the amount available for partial withdrawals.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Eligible participants who have completed two years of service and who are employees may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan, but in no event shall it exceed the vested portion of the participant’s Employer Matching Contribution Account, Employer Cash Contribution Account, and the balance of the After-Tax Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be made every 12 months.

A participant who is at least age 59½ may request a post-59½ withdrawal from the Plan. The withdrawal can include the vested portion of their Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account, and BESOP Employer Contribution Account. Outstanding loans will reduce the amount available for post-59½ withdrawals. Such withdrawal may be requested at any time and does not cause the participant to be suspended from the Plan.

An eligible employee participant who has a balance in a WESOP Account or Transtock Account may withdraw such balance at any time. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from an eligible employee participant’s Pre-Tax Account and Roth Account before age 59½ may be made if the participant is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits eligible employee participants to obtain up to two loans from their account balances within specified limitations. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the aggregate of the highest outstanding balances of such loans during the immediately preceding 12-month period, or 50 percent of their vested balance. Loan terms may not exceed 58 months unless the loan is for the purchase of a primary residence, in which case the loan term may not exceed 25 years. Periodic principal and interest payments are reinvested according to the participant’s current investment election on file. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. If the participant’s employment is terminated, the participant may continue to make principal and interest payments subject to certain limitations. Participants may make additional partial payments of the loan at any time and in such form as required by the record keeper.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Other

Each participant has their own individual account. Contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The fair value per share of each fund is multiplied by the number of shares of the fund held in the participant’s account to arrive at their account balance.

Net investment income, including the net change in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant’s account balances.

The ESOP allows for the election of dividend pass-through, which are cash dividends paid directly to participants, for the dividends received on the shares of Williams common stock held within the Plan’s ESOP.

While the Compensation Committee of the Williams Board of Directors has not expressed any intent to terminate the Plan, it may do so, in its settlor capacity, at any time. In the event of any Plan termination, assets of the Plan will be distributed in accordance with the Plan document.

Note 2--Summary of significant accounting policies

Basis of accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except as indicated within this Note. Benefit payments are recorded when paid.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any estimated accrued and unpaid interest. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a withdrawal is recorded.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Administrative Committee to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Risks and uncertainties

The Plan provides for various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ account balances.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A discussion of fair value measurements is included in Note 3.

Purchases and sales of securities are recorded on a trade-date basis, which may result in amounts due to or from brokers related to unsettled trades. Dividend income is recorded on the ex-dividend date. Net decrease in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions are recorded when Williams makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams.

Administrative expenses

Certain administrative expenses, including audit and legal fees, of the Plan are paid by Williams.

Recent accounting standards issued

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07 “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2015-07”).  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (“NAV”) practical expedient.  It also eliminates certain disclosures for investments eligible to be measured at fair value using the NAV practical expedient.  The guidance is effective for fiscal years beginning after December 15, 2015, and requires retrospective presentation. Early adoption of ASU 2015-07 is permitted and these Notes to Financial Statements reflect early adoption.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

In July 2015, the FASB issued ASU 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” (“ASU 2015-12”). Only Parts I and II of ASU 2015-12 are applicable to the Plan. Part I of ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts (“FBRICs”) and provide certain disclosures. ASU 2015-12 also clarifies that indirect investments in FBRICs through investment companies, such as stable value common/collective trust funds, are not included in the scope of the FBRICs guidance because these types of investments typically qualify for measuring fair value at the NAV practical expedient. Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Plans may early adopt any of the three parts and Parts I and II are to be applied retrospectively.

The Plan elected early adoption of Parts I and II of ASU 2015-12. As a result of the retroactive application of Parts I and II, the Statements of Net Assets Available for Benefits have been retrospectively adjusted to report the common/collective trusts (see Note 4) at the NAV practical expedient within Investments (at fair value) and remove the Adjustment from fair value to contract value for FBRICs. Additionally, these Notes to Financial Statements have been retrospectively adjusted to reflect the simplifications permitted by ASU 2015-12.

Note 3--Fair value measurements

The fair value hierarchy prioritizes the inputs used to measure fair value, giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Fair value balances are classified based on the observability of those inputs. The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Plan’s Level 1 investments primarily consist of mutual funds, common stocks, and money market funds that are traded on U.S. exchanges. The Plan’s Level 2 investments primarily consist of corporate bonds. The Plan has no Level 3 investments.

The fair values of common stocks, including exchange-traded funds within the Self-directed brokerage fund, are derived from quoted market prices as of the close of business on the last business day of the Plan year. Shares of money market funds and mutual funds are valued at fair value based on published market prices as of the close of business on the last business day of the Plan year, which represent the net asset values of the shares held by the Plan. The units of the common/

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

collective trusts are valued at fair value using the NAV practical expedient as determined by the issuer based on the current fair values of the underlying assets of the fund (see Note 4).

There have been no significant changes in the preceding valuation methodologies used at December 31, 2015 and 2014. Additionally, there were no significant transfers or reclassifications of investments between Level 1 and Level 2 during 2015. If transfers between levels had occurred, the transfers would have been recognized as of the end of the period.

The valuation methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan’s Administrative Committee believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2015 and 2014, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The fair value for the common/collective trusts are provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits. Prior year amounts have been retrospectively adjusted for consistency with this presentation.

	Level 1	Level 2	Level 3	Total
2015:
Mutual funds	$990,886,592	$—	$—	$990,886,592
Self-directed brokerage fund	63,947,531	391,000	—	64,338,531
Common stocks	13,843,157	—	—	13,843,157
	$1,068,677,280	$391,000	$—	1,069,068,280
Common/collective trusts				98,743,506
Total investments at fair value				$1,167,811,786

2014:
Mutual funds	$988,744,554	$—	$—	$988,744,554
Self-directed brokerage fund	68,359,023	187,408	—	68,546,431
Common stocks	35,600,911	—	—	35,600,911
	$1,092,704,488	$187,408	$—	1,092,891,896
Common/collective trusts				94,434,557
Total investments at fair value				$1,187,326,453

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 4--Common/collective trusts

Fidelity Managed Income Portfolio II Fund

The Plan holds an investment in the Fidelity Managed Income Portfolio II Fund (“MIP II Fund”), a common/collective trust. The MIP II Fund is a commingled pool managed by FMTC as trustee (“MIP II Fund Trustee”). The MIP II Fund’s investment objective is to seek preservation of capital while providing a competitive level of income over time and to maintain a stable net asset value of $1.00 per unit. The MIP II Fund primarily invests in fixed income securities, including U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, and asset-backed securities, as well as bond funds and money market funds. The MIP II Fund may invest in derivative instruments, including futures contracts and swap agreements. Additionally, the MIP II Fund enters into wrap contracts with third-party issuers, such as financial institutions or insurance companies, normally rated in the top three long-term rating categories (A- or the equivalent and above). The wrap contracts are designed to allow the portfolio to maintain a constant net asset value and to protect the portfolio in extreme circumstances.

Participant-directed withdrawals of MIP II Fund units may be made on any business day. Participant-directed exchanges to another investment option may be made on any business day as long as the exchange is not directed into a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund may occur. Withdrawals directed by a plan sponsor must be preceded by 12-months written notice to the MIP II Fund Trustee. The MIP II Fund Trustee may in its discretion complete any such plan-level withdrawals before the expiration of such 12-month period. Additionally, the MIP II Fund Trustee may defer completing a withdrawal directed by a participant or plan sponsor where doing so might adversely affect the MIP II Fund portfolio. The MIP II Fund Trustee shall make the payments available as quickly as cash flows and prudent portfolio management permit.

Morley Stable Value Fund

The Plan also holds an investment in the Morley Stable Value Fund (“MSVF”), a common/collective trust. The MSVF seeks to be low risk and provide preservation of capital, relatively consistent returns, and liquidity for benefit-responsive participant payments. The MSVF invests in a variety of high quality stable value investment contracts, wrap contracts, and cash and cash equivalents.

Sponsor-directed withdrawals, other than for benefit payments and participant transfers to noncompeting investment options, require written notice 12 months in advance. Withdrawals from the MSVF for benefit payments and participant-directed transfers to noncompeting options are made within 30 days after written notification.

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 5--Transactions with parties-in-interest

Certain investments held by the Plan are managed by the trustee. Additionally, certain investments held within the Plan are in Williams common stock. Therefore, these transactions qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

During 2015, the Plan received a revenue sharing credit from FMTC. A revenue sharing credit is a refund of a portion of the revenue Fidelity and other fund managers have received based on the funds participants have chosen. The Plan recognized revenue sharing credits of $973,618 in 2015. This credit is reflected on the Statement of Changes in Net Assets Available for Benefits. Certain record keeping fees and other Plan fees are paid through the revenue sharing credit program. After paying these qualified administrative expenses, the Plan allocated the remaining balance to eligible participants on a pro-rata basis in December 2015.

Note 6--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated July 24, 2015, stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been further amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

Plan management is required by generally accepted accounting principles to evaluate uncertain tax positions taken by the Plan. The financial statement impact of a tax position must be recognized when the position is more likely than not, based on its technical merits, to be sustained upon examination by the IRS. As of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken.

Note 7--Differences between financial statements and Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2015	2014
Net assets available for benefits per the financial statements	$1,191,279,844	$1,208,874,929
Adjustment from contract value to fair value for common/collective trusts	—	1,363,698
Amounts allocated to withdrawing participants	(27,075)	(201,482)
Net assets available for benefits per the Form 5500	$1,191,252,769	$1,210,037,145

THE WILLIAMS INVESTMENT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

The following is a reconciliation of Net decrease during the year per the Statement of Changes in Net Assets Available for Benefits to net income per the Form 5500 for the year ended December 31, 2015:

Net decrease during the year	$(17,595,085)
Less: Amounts allocated to withdrawing participants at December 31, 2015	(27,075)
Add: Amounts allocated to withdrawing participants at December 31, 2014	201,482
Less: Adjustment from contract value to fair value for common/collective trusts at December 31, 2014	(1,363,698)
Net loss per Form 5500	$(18,784,376)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, 2015, but not yet paid as of that date.

As discussed in Note 2, the Plan adopted ASU 2015-12 in the current year. As a result, the Plan’s common/collective trusts are presented at fair value measured using the NAV practical expedient for both the financial statements and the Form 5500 as of December 31, 2015. The Form 5500 measured fair value in a different manner as of December 31, 2014.

Note 8--Subsequent event

On September 28, 2015, Williams announced a business combination transaction with Energy Transfer Equity, L.P. (“ETE”), under which Energy Transfer Corp LP (“ETC”), an affiliate of ETE, will acquire all of the outstanding common stock of Williams. The transaction is expected to be completed in the first half of 2016. Any Williams common stock held within the Plan as of the transaction date will be exchanged for consideration comprised of ETC common units and/or cash, based on the holder’s elections determined in accordance with the terms of the transaction. Any effect to the Plan following the completion of the transaction will ultimately be subject to the governance of ETC.

SUPPLEMENTAL SCHEDULE

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2015

	(b) Identity of issue, borrower, lessor,	(c) Description of investment including maturity date,
(a)	or similar party	rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

	Common/Collective Trusts
*	Fidelity	Fidelity Managed Income Portfolio II – 92,845,110 shares		$92,845,110
	Morley Stable Value	Morley Stable Value Fund – 236,125 shares		5,898,396
				98,743,506
	Registered Investment Companies
	American Beacon	American Beacon Small-Cap Value Institutional Fund – 92,065 shares		2,067,769
	American Funds	American Funds New Perspective Fund – 110,451 shares		3,978,457
	Davis Selected Advisers	Davis New York Venture Fund Class Y – 1,666,934 shares		52,391,722
*	Fidelity	Fidelity Contrafund Class K – 1,281,226 shares		126,687,592
*	Fidelity	Fidelity Diversified International Fund Class K – 1,925,568 shares		67,375,619
*	Fidelity	Fidelity Freedom K Income Fund – 502,191 shares		5,704,892
*	Fidelity	Fidelity Freedom K 2005 Fund – 8,533 shares		105,641
*	Fidelity	Fidelity Freedom K 2010 Fund – 739,928 shares		9,130,715
*	Fidelity	Fidelity Freedom K 2015 Fund – 172,767 shares		2,211,423
*	Fidelity	Fidelity Freedom K 2020 Fund – 6,479,539 shares		87,603,363
*	Fidelity	Fidelity Freedom K 2025 Fund – 308,556 shares		4,350,635
*	Fidelity	Fidelity Freedom K 2030 Fund – 4,876,094 shares		69,874,429
*	Fidelity	Fidelity Freedom K 2035 Fund – 120,393 shares		1,776,997
*	Fidelity	Fidelity Freedom K 2040 Fund – 3,210,839 shares		47,488,311
*	Fidelity	Fidelity Freedom K 2045 Fund – 96,031 shares		1,460,636
*	Fidelity	Fidelity Freedom K 2050 Fund – 1,307,183 shares		20,039,108
*	Fidelity	Fidelity Freedom K 2055 Fund – 49,590 shares		562,846
*	Fidelity	Fidelity Freedom K 2060 Fund – 14,389 shares		142,017
*	Fidelity	Fidelity Large Cap Stock – 230,625 shares		6,026,228
*	Fidelity	Fidelity Puritan Fund Class K – 2,653,632 shares		53,895,271
	Hartford	The Hartford International Opportunities Fund – 211,039 shares		3,169,805
	Invesco	Invesco Diversified Dividend Fund – 232,928 shares		4,094,882
	Janus	Janus Triton Fund Class N – 446,431 shares		9,928,629
	J.P. Morgan	J. P. Morgan Midcap Value Fund – 236,541 shares		8,035,301
	Neuberger Berman	Neuberger Berman Mid-Cap Growth Fund – 304,782 shares		3,892,061
	PIMCO	PIMCO Real Return Fund – 291,681 shares		3,065,567
	PIMCO	PIMCO Total Return Institutional Fund – 5,588,597 shares		56,277,167
	Prudential	Prudential Total Return Bond Fund – 532,231 shares		7,445,918
*	Spartan	Spartan® 500 Index Fund Adv Class – 75,956 shares		5,453,631
*	Spartan	Spartan® US Bond Index Fund – 506,568 shares		5,820,461
	Templeton	Templeton Institutional Fund Foreign Equity Series – 74,992 shares		1,428,603
	T. Rowe Price	T. Rowe Price Institutional Large-Cap Core Fund – 1,757,922 shares		48,448,329
	T. Rowe Price	T. Rowe Price Institutional Small-Cap Stock Fund – 3,503,375 shares		64,952,576

THE WILLIAMS INVESTMENT PLUS PLAN

EIN:  73‑0569878 PLAN:  008
Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2015

	(b) Identity of issue, borrower, lessor,	(c) Description of investment including maturity date,
(a)	or similar party	rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value
	Vanguard	Vanguard Equity Income ADM Fund – 671,572 shares		41,603,910
	Vanguard	Vanguard Ext Market Index Fund – 44,873 shares		2,853,031
	Vanguard	Vanguard Growth Index Fund – 126,379 shares		6,921,803
	Vanguard	Vanguard Institutional Index Fund – 453,077 shares		84,553,236
	Vanguard	Vanguard Small-Cap Index Fund – 55,083 shares		2,922,178
	Vanguard	Vanguard Total International Stock Fund – 57,920 shares		5,614,803
	Vanguard	Vanguard Target Retirement Income Fund – 169,648 shares		2,112,121
	Vanguard	Vanguard Target Retirement 2015 Fund – 158,674 shares		2,257,929
	Vanguard	Vanguard Target Retirement 2020 Fund – 330,190 shares		8,964,655
	Vanguard	Vanguard Target Retirement 2025 Fund – 478,090 shares		7,467,768
	Vanguard	Vanguard Target Retirement 2030 Fund – 260,015 shares		7,207,622
	Vanguard	Vanguard Target Retirement 2035 Fund – 345,820 shares		5,823,611
	Vanguard	Vanguard Target Retirement 2040 Fund – 246,238 shares		7,005,466
	Vanguard	Vanguard Target Retirement 2045 Fund – 437,425 shares		7,777,418
	Vanguard	Vanguard Target Retirement 2050 Fund – 234,511 shares		6,681,207
	Vanguard	Vanguard Target Retirement 2055 Fund – 87,353 shares		2,693,082
	Vanguard	Vanguard Target Retirement 2060 Fund – 52,803 shares		1,436,782
	Virtus	Virtus Real Estate Securities Fund Class I – 61,755 shares		2,103,369
				990,886,592

	Common Stock
*	The Williams Companies, Inc.	Common stock – 409,491 shares		10,527,239
	Seventy Seven Energy	Common stock – 50,023 shares		52,524
	Chesapeake Energy Co.	Common stock – 725,199 shares		3,263,394
				13,843,157

*	Self-Directed Brokerage Fund	A self-directed brokerage fund allowing participants to invest in a wide array of securities including but not limited to publicly traded stocks, mutual funds, bonds, certificates of deposit, and money market funds at their discretion.		64,338,531

		Investments (at fair value)		1,167,811,786

*	Participant Loans	Loans extended to participants at interest rates of 4.25% to 10.5%		23,277,897

				$1,191,089,683

*Party-in-interest
**Column not applicable for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE WILLIAMS INVESTMENT PLUS PLAN
(Name of Plan)
/s/Cheryl J. Humphries
Cheryl J. Humphries
Chairman, Administrative Committee
The Williams Companies, Inc.
Date: June 1, 2016

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm